EXHIBIT 99.1

FLNG Gimi arrives at GTA field offshore Mauritania/Senegal

Golar LNG Limited (“Golar” or the “Company”) announces that FLNG Gimi arrived at the GTA field offshore Mauritania and Senegal on January 10, 2024. Golar has notified bp of FLNG Gimi’s arrival. Following completion of all preparatory activities FLNG Gimi will be maneuvered to her berth at the hub and for her subsequent connection to the feed gas pipeline. Golar and bp have agreed that FLNG Gimi will proceed to moor offshore Tenerife while awaiting completion of the necessary preparatory activities.

Golar CEO Karl-Fredrik Staubo commented: “Golar is pleased to see that the FLNG Gimi has arrived at the GTA field offshore Mauritania and Senegal, her home for the next 20 years. We are excited to integrate the Golar FLNG Facility with the GTA hub, and starting the next phase of our long-term relationship with bp and the GTA partners into LNG production.”

Rahman Rahmanov, bp’s vice president projects for Mauritania & Senegal commented: “This is a major step forward for overall delivery of the GTA1 project in Mauritania and Senegal. Safely achieving this milestone is a result of great teamwork.”

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended).  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
January 10, 2024
Enquiries:
Golar Management Limited: + 44 207 063 7900
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act